

Mail Stop 3561

March 23, 2011

Mr. Zhi Hai Peng, Chief Executive Officer
Isdera North America, Inc.
Room 9B Block 1, Xintuo Garden No.1 Street, Shixia Bei, Futian District
Shenzhen, P.R. China 518000

> **Re:** **Isdera North America, Inc.**
> **Item 4.01 Form 8-K**
> **Item 4.02 Form 8-K**
> **Filed March 3, 2011**
> **File No. 000-52844**

Dear Mr. Peng:

We have completed our review of your Item 4.01/4.02 Form 8-K and do not, at this time, have any further comments.

Sincerely,

Heather Clark
Staff Accountant